MOUNT LUCAS MANAGEMENT CORPORATION

                        ETHICS CODE CONTINUING EDUCATION

                                   ETHICS CODE

Mount Lucas has adopted an Ethics Code which requires that its employees must at all times seek to act in the best interests of the Firm's clients and maintain the highest standards of professional and ethical conduct. All employees of the Firm must act in compliance with federal securities laws of the United States, including without limitation the anti-fraud provisions provided under Section 206 of the Advisers Act and the Section 4(b) of the Commodity Exchange Act. A copy of the Firm's Code of Ethics is attached as Appendix E.

Firm employees must also comply with all the policies and procedures stated in the Compliance Manual or any other polices that may otherwise be adopted by the Firm from time to time, including without limitation the polices related to employee trading, loans, gifts, gratuities and the receipt of funds stated above.

Any manager of the Firm that becomes aware of violations of the Ethics Code by one of its supervised employees must report such violation to the Firm's Compliance Officer. The Compliance Officer will determine how to handle the alleged violation with President and/or Chief Operating Officer.

                        ETHICS STANDARDS AND REQUIREMENTS

All newly registered APs of Mount Lucas are required to complete a CFTC-approved ethics training session within six months of their first becoming registered with the CFTC or, if already so registered, within one year of their last ethics training (if that training was itself not more than one year prior to the date of the filing of the application for registration as an AP of Mount Lucas and can be evidenced in writing, if such is not the case the AP will be required to complete ethics training within six months after becoming registered as APs of Mount Lucas. The duration of the required training ranges from one to four hours, depending on various factors, but no registrant who previously has attended an initial 4 hour a session is thereafter required to attend any ethics training session that is greater than one hour in length.

Mount Lucas requires all of its registered APs and Principals to undergo ethics training every three years. The Compliance Officer will monitor compliance with these requirements and will make arrangements sufficient to permit all registered APs of Mount Lucas to satisfy these requirements.

Mount Lucas will maintain a continuing and current education program for its employees who have direct contact with customers to enhance their investment knowledge, skill and professionalism. The Compliance Officer determines training requirements annually by reference to the needs of staff members and the types of investors to be introduced by Mount Lucas.

The Compliance Officer will at least annually evaluate and prioritize Mount Lucas's training needs and update its training plan based upon any changes in its business and staffing. All


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registered persons dealing with clients and their immediate supervisors must participate in Mount Lucas's training program. The Compliance Officer will be charged with collecting suggestions and feedback from staff members as to subject areas that need to be covered during any training period and as to the staff's reactions to any training sessions that have occurred.

The content of each educational component will be documented, as will the completion of each component by staff members. Such documentation will be maintained by the Firm along with an employee's registration records.

                              CONTINUING EDUCATION

Mount Lucas strives to foster an environment where information is freely shared in order to maximize each employee's knowledge of the investment strategies represented by Mount Lucas. The Compliance Officer in particular will review, at least annually, any customer complaints, regulatory inquiries, disciplinary proceedings or comparable actions, to determine any specific areas of training needed by the staff due to noted deficiencies. Mount Lucas's working business plan will also be reviewed to identify new needs for training.

Mount Lucas will emphasize knowledge of trading strategies and products and the related issue of suitability as important items of its training plans. Registered employees must understand the investment strategies they represent to potential investors. Staff must understand how such strategies meet the investment needs of the clients and the clients' risk tolerance.

Every employee will be encouraged to read industry publications circulated in the office pertinent to Mount Lucas's business lines and conditions affecting such lines. The Compliance Officer will solicit feedback regarding the effectiveness of the training plan periodically throughout the year.

Training material used, written or audio, must address descriptions of the products and strategies used by Mount Lucas for its clients and the risks implicated must be considered, as well. Risks to be considered must include business risks and market risks. In addition to understanding the trading plans used by funds or pools that Mount Lucas manages or sponsors, employees must also be made to understand how to appropriately communicate with investors in terms of legal, regulatory and industry standards and requirements. Therefore, new developments in these areas will be communicated to staff as part of the ongoing training. In addition to, and as part of lawful communications with the public, employees will be reminded, as part of training, about the prohibitions against trading and passing on insider information and employees will be kept abreast of any new developments in this area.

In order to achieve the above goals of the initial training plan, Mount Lucas intends to employ methods such as computer based training, audio tapes, meetings, circulated readings and attendance at or sponsoring of conferences and seminars to convey the necessary information.

The Compliance Officer will document the media utilized, solicit feedback regarding the method used and modify, as needed. In sum, the Compliance Officer will be charged with analyzing and documenting the initial recording feedback, assessing whether it has met the initial objectives, recording participation and modifying the needs, materials and media used to


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create an ongoing plan responsive to the evolution of Mount Lucas's business and its corresponding responsibilities to clients.

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                                   APPENDIX E

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                MOUNT LUCAS MANAGEMENT CORPORATION CODE OF ETHICS

PURPOSE

To establish standards that promote:

     o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     o Full, fair, accurate, timely, and understandable disclosure in the filings with or submissions to the Securities and Exchange Commission (the "SEC") on behalf of the MLM IndexTM Fund (the "Pool"), an investment pool operated by Mount Lucas Management Corporation (the "Company") that is subject to the reporting requirement of the Securities Exchange Act of 1934, and in other public communications made by the Company concerning the Pool;

     o Compliance with all applicable governmental laws, rules, and regulations;

     o Prompt internal reporting of violations of the Company's Code of Ethics (this "Code"); and

     o   Accountability for adherence to this Code

APPLICABILITY

This Code applies to the Company's principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions (collectively, the "Covered Officers"). The Company expects the Covered Officers to know and follow the policies outlined in the Compliance Manual of the Company and this Code. Any Covered Officer who violates the letter or spirit of these policies is subject to disciplinary action, up to and including termination.

GENERAL RESPONSIBILITIES

The Company expects the Covered Officers to know and follow the policies outlined in the Compliance Manual of the Company and this Code. Any Covered Officer who violates the letter or spirit of these policies is subject to disciplinary action, up to and including termination.

HONEST AND ETHICAL CONDUCT

Every Covered Officer has the responsibility to be honest and ethical. All of a Covered Officer's responsibilities should be performed with the highest sense of integrity. Integrity accommodates the inadvertent error and the honest difference of opinion, but it cannot accommodate deceit or subordination of principle.

Honesty and integrity require that each Covered Officer ethically handle actual or apparent conflicts of interest between personal and professional relationships. A conflict of interest is any situation in which a Covered Officer's personal interest is inconsistent with, or contrary to, the legitimate interests of the Company, or an investment pool operated by the Company. A conflict of interest situation can arise when a Covered Officer takes action or has interests (financial or other) that may make it difficult to fulfill duties owed to the Company or any


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investment pool operated by the Company. Conflicts of interest also may arise when a Covered Officer or a member of a Covered Officer's family receives improper personal benefits as a result of the Covered Officer's affiliation with the Company, regardless of whether such benefits are received from the Company or a third party. Covered Officers must avoid any situation in which their independent business judgment might appear to be compromised.

FULL, FAIR, ACCURATE, TIMELY, AND UNDERSTANDABLE DISCLOSURE

As a result of the Pool being a reporting company under the Securities Exchange Act of 1934, the Company is required, on behalf of the Pool, to file periodic and other reports with the SEC. In that regard, each Covered Officer must (1) take all reasonable steps to ensure that these reports and other public communications represent full, fair, accurate, timely and understandable disclosure regarding the financial and business condition of the Pool; (2) promptly bring to the attention of the board of directors of the Company any material information of which a Covered Officer may become aware that affects the disclosures made by the Company in the public filings made on behalf of the Pool or otherwise would assist the board of directors in fulfilling its responsibilities to the Pool; and (3) must promptly bring to the attention of the Compliance Officer and the board of directors of the Company any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data, including on behalf of the Pool or (ii) any fraud, whether or not material, involving management or other employees who have a significant role in the Company's financial reporting, including on behalf of the Pool, disclosures or internal controls.

COMPLIANCE WITH ALL APPLICABLE GOVERNMENTAL LAWS, RULES, AND REGULATIONS

Each Covered Officer must comply with all applicable governmental laws, rules, and regulations. This requirement applies to all federal, foreign, state and local laws.

PROMPT INTERNAL REPORTING OF VIOLATIONS OF THE CODE

If a Covered Officer is unsure whether a situation violates any applicable law, rule, regulation, or Company policy, the Covered Officer should discuss the situation promptly with the Compliance Officer. Failure to do so is itself a violation of the Code. The Company will not allow retaliation for reports made in good faith.

Violations of or interpretive matters related to the Code should immediately be brought to the attention of the Compliance Officer.

WAIVERS OF OR AMENDMENTS TO THE CODE

Any waivers of or amendments to this Code must be granted by the Company's board of directors. If a Covered Officer would like to request a waiver or amendment to this Code, he should contact the Compliance Officer.

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